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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Delta Apparel, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
247368 10 3
(CUSIP Number)
E. Erwin Maddrey, II
233 N. Main Street, Suite 200,
Greenville, SC 29601
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	247368 10 3	Page	2	of	6

1	NAMES OF REPORTING PERSONS: E. Erwin Maddrey, II

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	US

	7	SOLE VOTING POWER:

NUMBER OF		1,052,960

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,052,960

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,052,960

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer
a.	Title and class of equity securities:

Common Stock

b.	Name and address of principal executive offices of Issuer:

Delta Apparel, Inc. 2750 Premiere Parkway Suite 100 Duluth, GA 30097
Item 2. Identity and Background
a.	Name of filing person:

E. Erwin Maddrey, II

b.	Business Address:

233 N. Main Street, Suite 200, Greenville, SC 29601

c.	Principal occupation:
                      Mr. Maddrey is currently the President of Maddrey & Associates, which provides consulting services. He also serves as a director of Delta Apparel, Kemet Corporation, Blue Cross Blue Shield of South Carolina, Renfro Corporation and Delta Woodside Industries, Inc.
        d.      During the last five years, Mr. Maddrey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        e.      During the last five years, Mr. Maddrey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Citizenship:

United States of America
Item 3. Source and Amount of Funds or Other Consideration
        Not applicable
Item 4. Purpose of Transaction
        Mr. Maddrey disposed of 142,100 shares of the Common Stock through several transactions between October 19, 2005 and February 16, 2006 pursuant to a plan established according to Rule 10b5-1.
        Mr. Maddrey holds his Shares primarily for investment and has no plan or proposal (other than a plan established according to Rule 10b5-1) which would relate to or result in:
     a.      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     b.      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     c.      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     d.      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     e.      Any material change in the present capitalization or dividend policy of the Issuer;
     f.      Any other material change in the Issuer’s business or corporate structure;
     g.      Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     h.      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     i.      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     j.      Any action similar to any of these enumerated above.
Item 5. Interest in Securities of the Issuer
a.	Aggregate number and percentage of class of securities beneficially owned by the filing person:

Number of Shares	Percentage
1,052,960	12.2%
Mr. Maddrey owns 1,052,960 shares of Issuer Common Stock directly. This excludes 86,294 shares of Issuer Common Stock held by the E. Erwin and Nancy B. Maddrey, II Foundation, a charitable trust, as to which shares Mr. Maddrey holds sole voting and investment power, but disclaims beneficial ownership.

b.	Number of Shares as to which there is:
(i)	Sole power to vote or to direct the vote:

1,052,960

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or direct the disposition:

1,052,960

(iv)	Shared power to dispose or direct the disposition:

0
     c.      Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person named in response to paragraph (a):
             Pursuant to the terms of his plan established according to Rule10b5-1, Mr. Maddrey has disposed of Issuer Common Stock in the last 60 days as follows:

	Number of	Price
Date	Shares Sold	Per Share
01/18/06	100	$19.49
	200	$19.40
	100	$19.30
	1,100	$19.21
	8,000	$19.40
	13,000	$19.50
	6,700	$19.55
01/20/06	8,000	$19.95
	8,000	$19.96
	1,600	$19.97
	8,000	$19.59
	5,600	$19.65
01/27/06	600	$19.70
	100	$19.83
	800	$19.90
2/1/2006	5,100	$19.68
	8,000	$19.69
	1,000	$19.70
2/13/06	3,100	$19.13
2/15/06	200	$18.80
	500	$18.67
	200	$18.65
	200	$18.40
	1,700	$18.20
	200	$18.10
	1,300	$17.95
	600	$18.89

     d.      Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.
               Not applicable.
     e.      Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:
                    Not applicable.

Item 6.

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

Mr. Maddrey has established a plan pursuant to the requirements of Rule10b5-1 with Wachovia Securities, LLC.

Item 7.

Material to be Filed as Exhibits:

Wachovia Securities, LLC Rule 10b5-1 Trading Plan (Stock Only) entered into on September 5, 2005.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 31, 2006

/s/ E. Erwin Maddrey, II
E. Erwin Maddrey, II

Wachovia Securities, LLC
Rule 10b5-1 Trading Plan
(Stock Only)

This trading plan is entered into on September 7, 2005, between the undersigned to sell common stock of DELTA APPAREL, INC. (Company).

A. Implementation

1.	You appoint us as your agent to sell these shares as described below and in compliance with Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, and we accept that appointment. As your agent, we are authorized to take any actions needed to implement this trading plan.

2.	We will not execute any sales until after September 7, 2005. We will cease selling shares on the earlier of September 6, 2006, or the date that the total number of shares sold is _ _. Under no circumstances will the plan trading period be longer than two (2) years.

3.	We will not sell these shares if we identify a market disruption, banking moratorium, or other crisis that could affect our ability to sell.

4.	If we cannot sell shares on any particular transaction day, then (select one):

☐	We may sell such shares as soon as practicable on the immediately succeeding transaction day; however, in no event may such shares be sold later than the fourth business day after that particular transaction day.

☐	Our obligation to sell shares on that particular transaction day will be satisfied.

If any type of shortfall exists after the close of trading on the last transaction day of the plan trading period, then our authority to sell such shares will terminate.

5.	Any daily trade amount or minimum sale price will be adjusted automatically and proportionately to take into account a stock split, reverse stock split or stock dividend.

B. Sale of Stock

1.	You will deliver 336,000 shares of common stock (except shares underlying options) into an account with us, titled in your name.

2.	A transaction day is (select one):

☑	Any day that the exchange where these shares are traded is open;

☐	(insert any other criteria or conditions)

3.	We will sell these shares on each transaction day, subject to the following pricing restrictions (select one):

☐	We will not sell any shares at a price of less than $15.00 per share (before deducting commissions and other expenses of sale);

☐	No pricing restrictions; or

☐	(Insert any other pricing restriction)

4.	We will sell the following number of shares on each transaction day (select one):

☐	_ _ shares;

☑	(insert any other criteria or conditions) within one year period, no more than 336,000 shares, not to exceed 84,000 in any 90 day period see attached notification criteria

C.	Restricted Stock

1.	If these shares are restricted stock under Rule 144 of the Securities Act of 1933, you will complete and deliver to us a Rule 144 Seller’s Representation Letter (attached as Exhibit A) and a Form 144 on request. Form 144 will contain the following footnote: “The shares covered by this Form 144 are being sold pursuant to a Rule 10b5-1 trading plan dated September 7, 2005, and the representation below regarding the seller’s knowledge of material information is as of the adoption of that plan.” We will file Form 144 on your behalf for shares sold under this trading plan.

2.	You represent that these shares are eligible for sale under Rule 144, and you agree that you will not do anything that would make them ineligible. Any volume limitations under Rule 144 must be complied with at the time of sale. If you have taken action to sell other securities of the Company, then you must notify us. Such sales may preclude us from selling under this plan.

565817 (Rev 03) Page 1 of 5

NOTIFICATION CRITERIA

☑	“Wachovia will notify the undersigned (and such of his representatives as he may designate in writing to Wachovia) of each sale made pursuant to this plan by electronic mail sent no later than 12 pm on the business day immediately following the day on which the sale occurs.”

SAM.WATSON@DELTAAPPAREL.COM
DEB.MERRILL@DELTAAPPAREL.COM
M.LUX@WYCHE.COM
A.STEGALL@WYCHE.COM

D. Your Representation to Us

1.	You are not aware of any inside information concerning the Company, and if you later become aware of such information, you will not communicate the information to us. You are entering into this plan in good faith, with no intent to evade compliance with the securities laws.

2.	These shares are not subject to any liens or other limitations on sale other than those that may be imposed by Rule 144 under the Securities Act of 1933.

3.	You will notify us as soon as possible if an event occurs that would prohibit any sale of these shares (such as a legal, accounting, or regulatory restriction, a change in control of the Company, or a recapitalization of the Company’s stock). Such notice must indicate the duration of the restriction, but must not include any information that would violate insider trading laws.

4.	This trading plan does not violate (a) any law, (b) any agreement binding on you, or (c) any judgment, order or decree of any governmental body, agency or court having jurisdiction over you.

5.	You will make no other arrangement involving these shares.

6.	You will promptly file as required under Sections 13(d), and 16 of the Securities Exchange Act of 1934.

7.	Except as specified in Section B of this plan, you do not have and will not attempt to exercise, any influence over sales under this plan.

8.	You have given the Company an opportunity to review this plan. The Company has acknowledged the existence of this plan and that it does not violate any insider trading policy of the Company.

9.	You have consulted with your own advisors on legal, tax, business, or financial aspects of this plan and have not relied on us in connection with adopting it.

10.	You will notify us immediately in writing if any of these representations become false.
E. Termination

1.	This trading plan will be terminated by:

a.	Completion of all sales contemplated under this plan; or

b.	Either of us at any time, with at least thirty (30) days’ written notice; or

c.	Our receipt of a notice regarding (i) an event that would prohibit or restrict sales, (ii) your bankruptcy or insolvency, or (iii) your death.
Any termination under subsection (b) or (c) of this section will require you to enter into a new Rule 10b5-1 plan with us to continue your trading arrangement.

2.	Whenever you do not have insider information about the Company, you can modify this agreement by executing a new Rule 10b5-1 trading plan.
F. Indemnification; Limitation of Liability

1.	You agree to indemnify and hold harmless us, and our directors, officers, employees, agents and affiliates, against any claims (including any expenses we incur) with respect to any lawsuit, investigation, or other proceeding based on the transactions contemplated under this plan, except for expenses incurred by you as a result of our gross negligence or willful misconduct. This indemnification will survive termination of the plan.

2.	Neither we nor any of our directors, officers, employees, agents or affiliates will be liable to you or any other person or entity:

a.	As a result of actions taken or not taken by any of us under this plan, except in the case of our gross negligence or willful misconduct;

b.	For special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind; or

c.	For any failure to perform, or to cease performance, that results from a circumstance beyond our control.
G. General

1.	You will pay us $.06 per share sold.

2.	In addition to the General Account Agreement and Disclosure Document, this trading plan constitutes the entire agreement between us and supersedes any previous agreements or understandings, if the terms of this plan conflict with the terms of the General Account Agreement and Disclosure Document, this plan will govern.

3.	You may not assign or delegate your rights and obligations under this plan without our written permission. We may assign this trading plan to our affiliates with written notice to you.

565817 (Rev 03) Page 3 of 5

4.	You and the Company will provide all notices to us either by facsimile at 864-370-2936 or by certified mail at the following address:
Wachovia Securities, LLC
35 West Court St.
Greenville, SC 29601
Attn: Gary F. Forte
5.	This plan may be signed in counterparts, each of which will be an original, with the same effect as if the signatures on all counterparts were on the same document.

6.	If any provision of this plan becomes inconsistent with any applicable law or regulation, that provision will be modified or rescinded as needed to comply with the law or regulation. All other provisions will remain in effect.

7.	This trading plan will be governed by the laws of the Commonwealth of Virginia, exclusive of its choice of law rules.
IN WITNESS WHEREOF, we have entered into this trading plan as of the date written above.

CLIENT		WACHOVIA SECURITIES, LLC

Signature:	/s/ E. Erwin Maddrey II	By:	/s/ Gary F. Forte

Print Name:	E. Erwin Maddrey II	Print Name:	Gary F. Forte

		Title:	Financial Advisor

		By:	/s/ Isaac S. Poplin

		Print Name:	Isaac S. Poplin

		Title:	Branch Manager

Acknowledged by:	Delta Apparel, Inc.

(Name of Company)
By:	/s/ Robert W. Humphreys

Print Name:	Robert W. Humphreys

Title:	President & CEO

565817 (Rev 03) Page 4 of 5

EXHIBIT A
FORM OF RULE 144 SELLER REPRESENTATION LETTER

First Clearing, LLC	Date: Sept. 7, 2005 (mm/dd/yyyy)
10700 Wheat First Drive
Post Office Box 6600
Glen Allen, Virginia 23058-6600
Ladies and Gentlemen:
      In connection with my request that you sell for my account, under a Rule 10b5-1 trading plan, securities of Delta Apparel, Inc. (the “Company”), I represent to you that:

1.	At least one year has elapsed since I acquired the securities from the Company. If I purchased the securities, they have been fully paid for at least one year.

2.	I have provided you with a Form 144 Notice of Proposed Sale of Securities pursuant to Rule 144, which you will file on my behalf with the SEC before or when you place any order to sell. All statements that I have made and information on the form are true and correct in all respects.

3.	I will not make any payment except to you in connection with the execution of an order to sell, and you will receive from me normal brokers’ commission.

4.	I have not directly or indirectly pursued orders to buy in connection with the proposed sale, and I will not do so.

5.	I do not intend to sell additional securities of the same class through any other means, either individually or as part of a group.

6.	During the past three months, the amount of securities of the same class sold by all “persons,” as defined in Rule 144, whose sales are required to be taken into consideration was 0 . This amount does not exceed the greater of either (a) or (b) below:

a.	One percent (1%) of the total outstanding class of shares of the Company’s stock.

b.	The average weekly trading volume of the Company’s stock on all national securities exchanges (Nasdaq included) during the four weeks preceding the filing of my Form 144 notice with the SEC.

7.	I believe that the Company has complied with the reporting requirements of Rule 144.

8.	I understand that the transfer agent’s delay in transferring the securities may delay the payment of the proceeds of the sale.

9.	I consent to First Clearing, LLC communicating and conferring with the Company, its attorney, and its transfer agent in connection with my order, and I understand that the proceeds of sale may not be paid until the securities have been transferred into the name of First Clearing, LLC.

10.	I understand that in effecting the sale of securities in this manner, you are relying on the truth and accuracy of the information in this letter and in my Form 144 notice. I agree to indemnify and hold harmless you and your affiliates, including your respective officers, directors, employees, agents and assigns, against any claims (including legal fees) incurred by you or your affiliates arising out of the sale and transfer of the securities.

/s/ E. Erwin Maddrey, II

Signature

2463-2228

Account Number

565817 (Rev 03) Page 5 of 5